                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          HALL, KINION & ASSOCIATES, INC.
                               (Name of Issuer)


                                COMMON STOCK
                                ------------
                         (Title of Class of Securities)


                                  406069104
                                  ---------
                                (CUSIP Number)

                               PAUL H. BARTLETT
                              185 Berry Street
                              China Basin Landing
                                  Suite 6440
                           San Francisco, CA 94107


                           Telephone: (415) 974-1300
                       --------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             January 25, 1999
                             ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  Page 1 of 6
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      PAUL BARTLETT
          ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4.
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
      TO ITEMS 2(d) or 2(e)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6.
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7.
     NUMBER OF
                          974,209
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9.
    REPORTING
                          974,209
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.

      974,209
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
      9.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14.
      IN
------------------------------------------------------------------------------

                                  Page 2 of 6
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ITEM 1.   Security and Issuer.
          -------------------

          (a)    Name of Principal Executive Offices of Issuer:
                 ---------------------------------------------

                 Hall, Kinion & Associates, Inc.
                 185 Berry Street, China Basin Landing,
                 Suite 6440, San Francisco, CA 94107

          (b)    Title of Class of Equity Securities:
                 -----------------------------------

                 Common Stock, par value $.001 per share

ITEM 2.   Identity and Background.
          -----------------------

          (a)    Name of Person Filing:
                 ---------------------

                 Paul Bartlett (the "Reporting Person")

          (b)    Address of Principal Business Office:
                 ------------------------------------

                 185 Berry Street, China Basin Landing,
                 Suite 6440, San Francisco, CA 94107

          (c)    Principal Business:
                 ------------------

                 185 Berry Street, China Basin Landing,
                 Suite 6440, San Francisco, CA 94107

          (d)    Criminal Proceedings:
                 --------------------

                 During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

          (e)    Civil Proceedings:
                 -----------------

                 During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:
                 ---------------------

                 n/a
                                  Page 3 of 6
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ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          (a)    Source of Funds:

                 Personal funds of the Reporting Person

          (b)    Amount of Funds:

                 $3,000,000 for the purchase of 750,000 Shares (as defined in Item 4) pursuant to an option exercise, and $3.00 for the purchase of 209 Shares.

ITEM 4.   Purpose of the Transaction.
          --------------------------

          The Reporting Person holds his shares of Common Stock of Hall, Kinion & Associates, Inc. (the "Shares") as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares as an investment.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares Beneficially Owned:   750,209

                 Right to Acquire:                      224,000

                 Percent of Class:                      9.3%

          (b)    Sole Power to Vote, Direct the
                 Vote of, or Dispose of Shares:         750,209

          (c)    Recent Transactions:                   No transactions within
                                                        the 60 day period prior
                                                        to this Schedule 13D.

          (d)    Rights with Respect to Dividends or    n/a
                 Sales Proceeds:

          (e)    Date of Cessation of Five Percent      n/a
                 Beneficial Ownership:

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ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 25, 2000.
                                        /s/ PAUL H. BARTLETT
                                        --------------------------------------
                                        PAUL H. BARTLETT